UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

Commission File Number: 001-34790

PACTERA TECHNOLOGY INTERNATIONAL LTD.

3/F, Building 8, Zhongguancun Software Park

Haidian District, Beijing 100193

People’s Republic of China

+86 (10) 8282-5266

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

	By:	/s/ Helena Chen

	Name:	Helena Chen

	Title:	Interim Chief Financial Officer

Date: October 17, 2013

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release

99.2

Agreement and Plan of Merger, dated as of October 17, 2013, by and among BCP (Singapore) VI Cayman Acquisition Co. Ltd., BCP (Singapore) VI Cayman Financing Co. Ltd., BCP (Singapore) VI Cayman Merger Co. Ltd. and the Registrant

99.3	Limited Guarantee, dated as of October 17, 2013, by Blackstone Capital Partners (Cayman II) VI L.P. in favor of the Registrant